Rule 424(b)(3)
Registration No. 333-59824
Supplement to Prospectus dated
July 6, 2001

Southern Connecticut Bancorp, Inc.
A PROPOSED BANK HOLDING COMPANY FOR
The Bank of Southern Connecticut
(IN ORGANIZATION)

1,150,000 Shares of Common Stock

$12.00 per share

Minimum Offering Amount: $11,600,000

Maximum Offering Amount: $13,800,000

Supplement No. 1 dated July 17, 2001 to Prospectus dated July 6, 2001

                   This Supplement No. 1 relates to the offer by Southern Connecticut Bancorp, Inc. of up to 1,150,000 shares of its common stock, par value $0.01, and supplements the information contained in Southern Connecticut Bancorp’s Prospectus dated July 6, 2001.

                   The third paragraph on the cover of the Prospectus dated July 6, 2001 is hereby amended to read in its entirety as follows:

The offer of the common stock made hereby will expire on July 24, 2001, unless prior to the close of business on such date (or the then applicable expiration date), Southern Connecticut Bancorp elects in its discretion to extend the offer. In no event will the closing be later than the expiration date of the offer. No common stock will be sold unless at least 966,667 shares are sold. No funds will be received by or on behalf of Southern Connecticut Bancorp until the offering closes and the shares are delivered.

                   In addition, the third paragraph under “Plan of Distribution” on page 33 of the Prospectus dated July 6, 2001 is hereby amended to change the expected date that the shares of common stock will be ready for delivery from on or about July 17, 2001 to on or about July 24, 2001.

TUCKER ANTHONY SUTRO
CAPITAL MARKETS

The date of this Prospectus Supplement is July 17, 2001.